

February 1, 2019

John Nallen
Chief Operating Officer
Fox Corporation
1211 Avenue of the Americas
New York, NY 10036

      Re: Fox Corporation
          Form 10-12B
          Filed January 7, 2019
          File No. 001-38776

Dear Mr. Nallen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Telecommunications

cc: Andrew L. Fabens